Exhibit 6.9

June 1st, 2021

PERSONAL AND CONFIDENTIAL

Mr. Patrick McNulty

8303 Berrywood Ct

Colfax, NC 27235

Re:	Offer Letter

Dear Mr. McNulty:

This letter shall confirm our offer to you to join Jet Token Inc. (“Jet Token”) as Vice President working from our Las Vegas office located at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135. You will report to George Murnane. Your employment with Jet Token will commence upon the earlier of July 1st, 2021 or qualification by the SEC of the Jet Token Inc. Offering Circular.

You will have the authority and responsibilities commensurate with being a Jet Token Vice President, subject to any actions by the Chief Executive Officer of Jet Token (“CEO”) to expand or limit such duties, responsibilities, functions and authority from time to time in his sole discretion. You agree to devote your best efforts and full business time and attention to the business and affairs of Jet Token.

During your employment, you will use your best efforts to work on client matters, develop business from new and existing clients and perform such administrative tasks as may be reasonably assigned to you. In performing your duties and exercising your authority under this Offer Letter, you will support and implement the business and strategic plans approved from time to time by the CEO and shall support and cooperate with Jet Token’ efforts to expand its business and operate profitably and in conformity with the business and strategic plans approved by the Board of Directors. So long as you are being compensated by Jet Token, you will not perform other services for compensation.

Your base compensation will be at the annual rate of $165,000.00, payable on a bi-weekly basis, subject to applicable withholding.

You will be granted equity compensation of 1,000,000 stock options (the “Options”) as follows: Options will have a strike price of $0.75 and will be subject to the terms of the Jet Token Inc. 2018 Stock Option and Grant Plan, as amended. 100,000 options shall be vested immediately upon signing, and 400,000 options will vest in 36 equal monthly installments (3 years). Provided you have relocated your primary residence to Las Vegas, NV by month 13 of your employment, an additional 500,000 options shall be granted to you and shall vest immediately.

Your employment by Jet Token is at-will and may be terminated at any time. In addition, your compensation may be adjusted (reduced or increased) at any time at the discretion of the CEO. Jet Token will issue a W-2 to you in each calendar year with respect to the compensation actually paid to you in each such year. In addition, the Board of Directors of Jet Token, in its discretion, may award you a bonus or increase your compensation during the term of your employment. During the later of: (1) your first anniversary of (2) the final fractional sale for the Company’s 4th aircraft, you will be eligible to earn further equity-based commission compensation as described in Exhibit A.

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All contingent and performance-based compensation, including commission payments and equity awards, are based on and subject to policies to be determined by the Board of Directors, which may be amended by the Board of Directors January 1st of each year in its sole discretion.

In addition to any cash compensation, you will also be entitled to the following benefits:

1.	Paid medical, dental, and vision insurance for you and your family;

2.	Paid long-term disability, short-term disability, and life insurance for yourself;

3.	Participation in the Company’s 401k plan with 100% Company matching up to 6% of your base-salary (i.e. the maximum safe harbor percentage);

4.	Bi-weekly non-taxable reimbursement related to a secondary residence in Las Vegas ($450) paid during the first twelve months of employment; and

5.	A $12,500 non-taxable, lump sum, moving expense reimbursement, provided you have undertaken relocation of your primary residence to Las Vegas, NV, payable in month thirteen of employment.

The company shall issue to you an Expensify Visa Debit card for routine travel, lodging (at approved hotels) and entertainment expenses. In addition, all expenses not otherwise charged to the Expensify card and incurred by you on behalf of the Company shall be reimbursed upon presentation and approval of properly receipted expenses (as submitted via the Expensify app). Jet Token will not be responsible for paying commuting costs (airline tickets or other costs associated with travel to/from employee’s East Coast residence). However, business trips for customer sales meetings or other approved meetings may originate and/or end at employees out of base (non-Western US residence) with prior manager approval.

By accepting this offer, you agree that Jet Token may use your likeness, including a professional photograph, in promotional materials, where appropriate. You may, at the discretion of the CEO, be invited to attend management team meetings.

Any fees or other forms of compensation you may receive from non-Jet Token entities while you are employed by Jet Token, including but not limited to consulting fees for the performance of consulting services and fees for serving as a trainer or advisor, shall belong to Jet Token and shall be remitted to Jet Token upon your receipt of same.

Should you accept our offer, you are required to:

i.	Provide proof of work eligibility and identification within your first three (3) days of hire;
ii.	Execute and deliver Jet Token’s Confidentiality, Invention Assignment and Non-Competition Agreement, a copy of which has been provided to you, prior to commencing work;
iii.	Obtain housing in Las Vegas, Nevada within thirty (30) days of your start date; and
iv.	Spend not let less than fourteen calendar days per month, based out of Las Vegas, NV. For avoidance of doubt, work related travel performed at the company’s expense and originating from Las Vegas shall be included in the calculation of these fourteen calendar days per month.

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If the CEO determines that you have failed to comply with any of the expectations or requirements set forth in this letter during the time periods referenced above and that your failure has continued after written notice by the CEO, such noncompliance may result in Jet Token’s termination, by the CEO.

This offer assumes that all information you provided during the application and interview process is accurate and truthful. Jet Token verifies this information through the completion of our conflicts check, professional/business reference checks, as we deem appropriate, and through the completion of a background check through a third-party vendor. Should you accept our offer, an email will be sent to you to complete the next steps in this process, including the completion of a background check authorization form. Upon receipt, please complete the information electronically as quickly as possible so that we can expedite the verification process. Since your offer is contingent upon results of the conflicts, reference and background checks, satisfactory to Jet Token, we suggest that you do not notify your current employer until we have notified you that the results are complete and acceptable.

Any controversy or claim arising out of or relating to this Offer Letter shall be settled by arbitration administered by the American Arbitration Association (AAA), by an arbitrator based in Las Vegas, NV with not less than ten years direct experience with labor and employment matters, under AAA’s Employment Arbitration Rules and Mediation Procedures and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

If these terms are acceptable, please countersign and date one copy of this Offer Letter and return it to me. We are delighted that you have chosen to continue your career at Jet Token.

Sincerely,

/s/ Michael D. Winston, CFA
Michael D. Winston, CFA Enclosures

cc: George Murnane

AGREED AND ACCEPTED:

/s/ Patrick McNulty
Patrick McNulty

Dated:	06/02/21

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Exhibit A

Commission Structure

In addition to an annual base salary the Vice President will be allowed to participate in the following Commission and/or Bonus Structure as outlined below:

“New Customer” Sale

New customer is defined as a Customer who has never owned or purchased a Jet Card or Fractional Share Ownership interest from Jet Token, Inc., either as an Individual or under his/her company acting as a CEO/President or Owner-Partner of such companies.

New Customer Commissions:

•	16,000 options per 25-hour Jet Token HondaJet Elite aircraft Jet Card sold

•	50,000 options per 1/5th Ownership Share of a Jet Token HondaJet Elite aircraft sold

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